SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: July 18, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------------

         On July 18, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the introduction from August 1, 2003 of a new tariff system for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers, and a change in the settlement mechanism for such DLD calls between operators that also commences on August 1, 2003. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    July 18, 2003               By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

      1. English translation of the press release announced the change in a tariff system and a settlement mechanism for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers

                                                                    Exhibit 1

For Immediate Release
--------------------------------------------------------------------------------

ROSTELECOM INTRODUCES TARIFF AND SETTLEMENT CHANGES FOR DLD CALLS
FROM FIXED-LINE END-USERS TO MOBILE SUBSCRIBERS WITH DEF CODES
COMMENCING AUGUST 1, 2003

Moscow - July 18, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced the introduction from August 1, 2003 of a new tariff system for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers, and a change in the settlement mechanism for such DLD calls between operators that also commences on August 1, 2003.


In accordance with the tariff system recommended by the Russian Telecommunications Ministry*, tariffs for local, intra-zonal and DLD calls from fixed-line end-users to mobile subscribers that use non-geographical codes (DEF codes), will be the same as those for calls between two fixed-line subscribers. Calls to DEF numbers assigned to a mobile subscriber in a certain region will therefore be handled in the same way as calls to a fixed-line number in the region.

Additionally, in compliance with the resolution set out by the Telecommunications Ministry, Rostelecom is introducing a new operators' settlement system for DLD traffic transmission between fixed-line and mobile subscribers with DEF-numbers, commencing August 1, 2003. Settlements between operators for such DLD traffic will be carried out using the same principles as those used for settlements for DLD traffic transmission between two fixed-line subscribers, i.e. operators will be paid for traffic transit and termination at respective Linear and Termination Settlement Rates.

This new system will improve the transparency of relationships between operators as the settlement agreements for traffic transmission to fixed-line and mobile networks will be the same. Moreover, it eliminates imbalances between tariffs for calls to fixed-line and mobile DEF numbers within the same geographical zones, thus creating the same conditions for fixed-line and mobile operators.


--------
* Resolution of the Russian Telecommunications Ministry #51
dated April 30, 2003


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.